UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED CAPITAL CORP.
(Name of Subject Company (Issuer))

UNITED CAPITAL CORP.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

909912 1 07
(CUSIP Number of Class of Securities)

Anthony J. Miceli
United Capital Corp.
9 Park Place
Great Neck, New York 11021
(516) 466-6464
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	$108,000,000
AMOUNT OF FILING FEE**	$12,538.80

*
Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the purchase of a total of 3,600,000 shares of the outstanding common stock at a price of $30.00 per share in cash.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #5 for fiscal year 2011, and equals $116.10 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by United Capital Corp., a Delaware corporation (“United Capital”), to purchase for cash up to 3,600,000 shares of its common stock, par value $0.10 per share, at a price of $30.00 per share, net to the seller in cash, without interest.  The tender offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated June 24, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, together constitute the tender offer.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO.  All capitalized terms used and not defined herein shall have the same meanings as in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is United Capital Corp.  The address of United Capital’s principal executive offices is 9 Park Place, Great Neck, New York 11021.  United Capital’s telephone number is (516) 466-6464.

(b) The information set forth on the cover page of the Offer to Purchase and in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) This Schedule TO is filed by United Capital, the subject company.  United Capital’s business address is 9 Park Place, Great Neck, New York 11021.  United Capital’s business telephone number is (516) 466-6464.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of United Capital:

NAME	POSITION
A. F. Petrocelli	Director and Chairman, President and Chief Executive Officer
Michael T. Lamoretti	Director and Vice President Real Estate Operations
Howard M. Lorber	Director
Robert M. Mann	Director
Anthony J. Miceli	Director, Vice President and Chief Financial Officer
Arnold S. Penner	Director
Michael J. Weinbaum	Director and Vice President Real Estate Operations

The business address and telephone number of each of the above directors and executive officers is c/o United Capital Corp., 9 Park Place, Great Neck, New York 11021, telephone number (516) 466-6464.

Item 4. Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Section 1 — Number of Shares; Proration,” “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 13 — United States Federal Income Tax Consequences” and “Section 14 — Extension of the Tender Offer; Termination; Amendment” and in the Letter of Transmittal is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” and “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 15 — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.  In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) United Capital is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11. Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals,” “Section 10 — Certain Information Concerning United Capital,” “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” and “Section 12 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index, which is incorporated herein by reference, following the signature page.

Item 13. Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED CAPITAL CORP.

By:	/s/ Anthony J. Miceli
	Name:	Anthony J. Miceli
	Title:	Vice President, Chief Financial Officer and Secretary

Dated: June 24, 2011

EXHIBIT INDEX

The following documents are filed as part of this report.  Those exhibits previously filed and incorporated herein by reference are identified below.  Exhibits not required for this report have been omitted.  United Capital’s commission file number is 1-10104.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated June 24, 2011.
(a)(1)(ii)	Letter of Transmittal.
(a)(5)(i)	Notice of Guaranteed Delivery.
(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2011.
(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2011.
(a)(5)(iv)	Press release dated June 17, 2011 announcing the commencement of the offer.
(d)(1)
Amended and Restated Employment Agreement dated as of November 17, 2003 by and between United Capital Corp. and A. F. Petrocelli (incorporated by reference to exhibit 10.4 filed with the Company’s report on Form 10-K for the fiscal year ended December 31, 2003).